Exhibit 21.1

SUBSIDIARIES*

Name	Jurisdiction of Organization
Stillwater Metals Company	Delaware
Stillwater Canada Holdings Inc	Canada
Stillwater Canada Inc	Canada
Stillwater Canada LLC	Delaware
Palladium Alliance International Inc.	Delaware
Peregrine Metals Ltd.	Canada
Minera Peregrine Argentina S.A.	Argentina
Minera Peregrine Chile S.C.M.	Chile
Peregrine Minerals Ltd.	British Virgin Islands
Minera Peregrine Peru S.A.C.	Peru

* Please note that this list includes all the subsidiaries of Stillwater Mining Company without regard to whether they would constitute a “significant subsidiary” pursuant to Item 601(b)(21)(ii) of Regulation S-K.